

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2022**
> **File No. 333-264372**

Dear Mr. La Rosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed April 19, 2022

Cover Page

1.   As the warrants may be exercised beginning on the date of issuance, please register the shares underlying the warrants in the fee table. See Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

Use of Proceeds, page 35

2.   If you plan to use proceeds from the offering to acquire the six real estate brokerage businesses and/or repay debt, please disclose.

<u>Unaudited Pro Forma Financial Statements, page 54</u>

3.   We note your disclosure on page 10 of shares issuable upon closing of the offering. Please tell us how you have considered these issuances in your pro forma balance sheet and pro forma statement of income.   To the extent such issuances are already reflected within your pro forma financial information, please expand your disclosures to reconcile and/or explain such issuances in detail.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.